SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 14, 2004, announcing that ECtel names Itzik Weinstein as senior vice president Professional Services & Operations.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  July 15, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued July 14, 2004

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Exhibit  1

ECTEL NAMES ITZIK WEINSTEIN AS SENIOR VICE PRESIDENT PROFESSIONAL SERVICES & OPERATIONS

Petah Tikva, Israel - July 14, 2004 - ECtel Ltd. (NASDAQ: ECTX) today announced the appointment of Mr. Itzik Weinstein as a Senior Vice President for Professional Services & Operations. Mr. Weinstein will lead the construction of a new Professional Services Group. This group will consist of highly technical & dedicated personnel with in-depth understanding of the customers` business environment and will provide comprehensive consultancy services, project management, training and on-going support.  ECtel regards the role of these professional services as a crucial step in maximizing the value of its Fraud Prevention (FraudViewtm) and Revenue Assurance (CashViewtm) solutions to its customers.

Mr. Weinstein joins ECtel after serving as Vice President - Customer Services and Product Management at VocalTec, where he was responsible for R&D activities, product management and customer support. Prior to that, Mr. Weinstein served as an Engineering Site Manager at NetManage and as a Software Engineering Manager of KLA-Tencor Corporation's optical metrology division. He has also held software engineering and project management positions at Scitex Corporation, Electronics Images Technology and Intel Corporation.

Mr. Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a BSc in Computer Engineering from the Technion - Israel Institute of Technology.

"The implementation of world-class professional services to our customers is a key component in our strategy., We are delighted to have Mr. Itzik Weinstein to spearhead the effort,"  said Mr. Eitan Naor, President and CEO of ECtel. "Under his guidance and leadership, we are building a team that is uniquely qualified to assist operators in achieving full value and Return On Investment through implementation of our Fraud Prevention and Revenue Assurance product suites."

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About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the ability of the Company`s new management to formulate and implement a recovery plan and strategic moves, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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